WINSTON & STRAWN LLP

35 W. WACKER DRIVE

CHICAGO, ILLINOIS 60601

TEL: (312) 558-5600

FAX: (312) 558-5700

March 29, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ms. Pamela A. Long, Assistant Director

Re:   Fortune Brands, Inc.

Registration Statement on Form S-4

File No. 333-131990

Dear Ms. Long:

On behalf of Fortune Brands, Inc. (“Fortune Brands” or the “Company”), submitted herewith for filing is Amendment No. 1 to the Registration Statement referenced above (as amended, the “Registration Statement”). The Company is filing this Registration Statement in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated March 21, 2006 (the “Letter”) to Mr. Mark A. Roche, Esq., Senior Vice President, General Counsel and Secretary of Fortune Brands, Inc. The responses are keyed to the numbering of the comments and the headings used in the Letter. In most instances, the Company has responded to the Staff’s comments by making changes to the disclosure set forth in the Registration Statement. An electronic version of Amendment No. 1 concurrently has been filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval system. For your convenience, we have enclosed three (3) copies of Amendment No. 1, marked to show changes made to the Registration Statement since its initial filing on February 22, 2006.

Securities and Exchange Commission Attention: Ms. Pamela A. Long, Assistant Director March 29, 2006 Page 2 General
Comment 1:	We note that 67% of the Class A and 33% of the Class B stockholders have signed agreements to vote in favor of the merger. We also note that Fortune Brands has the right to acquire voting control of SBR through the option agreement with these same stockholders. Please tell us how these agreements comply with the position in Section VIII.A.9 of the Current Issues Outline dated November 14, 2000 that is available on our website.

Response:	The shares of SBR Class A Common Stock and Class B Common Stock subject to the referenced agreements are beneficially owned by individuals or entities (or individuals controlling such entities) party to the voting and option agreements constitute either significant stockholders (including holders of 5% or more of SBR’s shares), executive officers, affiliates, directors, founders or their family members (or entities controlled by such individuals). As a result, the Company respectfully believes these individuals or entities are of the type and nature articulated in Section VIII.A.9 of the SEC’s Current Issues Outline dated November 14, 2000 (including the guidance set forth in Securities Act Release No. 7606A (November 13, 1998) referenced therein) eligible to participate in such arrangements and have their share consideration included in the S-4 Registration Statement. In addition, we further note that each of the remaining principles set forth in Release No. 7606A are also satisfied as (i) such individuals and entities own less than 100% of the voting securities of SBR and (ii) votes are to be solicited from the remaining SBR stockholders who are not eligible to receive Fortune Brands stock in a private offering. As a result of the foregoing, the Company believes that the contemplated arrangements are of the type intended to be permitted pursuant to the Release and Current Issues Outline.

Comment 2:	Please note that we may have comments on the tax and legality opinions and any related prospectus disclosure once those exhibits are filed. Please allow adequate time for our review before requesting effectiveness of the registration statement.

Response:	The Company acknowledges the Staff’s foregoing comment and has filed the legality opinion and forms of the tax opinions with the Registration Statement.

Letter to SBR, Inc. Stockholders and Notice of Meeting of Stockholders

Comment 3:	Because the letter to SBR’s shareholders also serves as soliciting materials, please strive for a balanced presentation. Where you include the board’s recommendation to approve the merger, please disclose, if true, that board members will directly benefit from the merger. Please make similar revisions in all applicable places in the registration statement.

Response:	The Company has revised the Letter to SBR, Inc. Stockholders, the Notice of Special Meeting of Stockholders and page 4 of the Registration Statement in response to the Staff’s comment. Please note that the SBR board members are not benefiting from the merger other than in their respective capacities as stockholders of SBR.

Securities and Exchange Commission

Attention: Ms. Pamela A. Long, Assistant Director

March 29, 2006

Comment 4:	Because the Class A and Class B shares will be voting separately, please delete the reference that 72% of the outstanding capital stock has agreed to vote for the merger.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see the Letter to SBR, Inc. Stockholders and pages 4, 22 and 47 of the Registration Statement.

Comment 5:	Please revise to state simply that Fortune Brands will acquire SBR, Inc. through a merger.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see the Letter to SBR, Inc. Stockholders, the Notice of Special Meeting of Stockholders and page 3 of the Registration Statement.

Questions and Answers About the Merger, page iii

Comment 6:	Please consolidate repetitive disclosure in the Q&A and Summary sections. Some of the responses to questions in this section are repeated or elaborated upon in the Summary. You should view the Q&A and the Summary as a single section and organize them accordingly.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 1 through 10 of the Registration Statement.

Q: What is the merger consideration? page iii

Comment 7:	Please disclose the values of the adjustments in the bulleted list as of the most recent practicable date.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 7 and 32 of the Registration Statement.

Summary, page 1

Comment 8:	The summary term sheet should begin on the first or second page of the proxy statement. Please move this section so that it appears before the question and answer section.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 1 of the Registration Statement.

Securities and Exchange Commission

Attention: Ms. Pamela A. Long, Assistant Director

March 29, 2006

Comment 9:	Disclose the anticipated time period between the vote of shareholders and the closing of the transaction.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 9 of the Registration Statement.

Risk Factors, page 7

Comment 10:	Please avoid language in risk factors like “adversely affect.” Instead, please revise your risk factors to state what the specific impact will be on your financial condition or results of operations.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment to indicate in more detail how certain risks will specifically affect the Company and, as applicable, its sales, revenues, margins and other elements of its business. Please see pages 13 through 18 of the Registration Statement.

Comment 11:	The subheadings of the following risk factors merely state facts and do not adequately reflect the risks that follow. Please revise your subheadings to succinctly state the risks you discuss in the text. We refer you to:

• We operate in a highly competitive market

• We sell products internationally and are exposed to currency exchange rate risks

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 14 and 16 of the Registration Statement.

Comment 12:	Some of your risk factor discussions are boilerplate and could apply to any issuer or to any offering. If you elect to retain these and other general risk factors in your prospectus, you must clearly explain how they apply to your industry, company, or offering. For instance, since all companies rely on their key personnel, clearly explain how this specific risk applies to your company. For example, are any of the key people planning to retire or nearing retirement age or do you lack employment contracts with these individuals? Additionally, please refer to the risk factor entitled “Our financial results and demand for our products are dependent on the successful development of new products and processes.” Please revise as appropriate.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 13 through 18 of the Registration Statement.

Securities and Exchange Commission

Attention: Ms. Pamela A. Long, Assistant Director

March 29, 2006

Comment 13:	In order to enhance the current relevancy of the risks described, please disclose whether, and the extent to which, you have been impacted by any of the risks discussed in the following risk factors:

• “Our spirits and wine business relies on the performance of wholesale distributors…”;

• “Increased excise taxes on distilled spirits and wine could adversely affect our spirits and wine business”;

• “Changes in golf equipment regulatory standards could adversely affect our golf business”; and

• “Potential liabilities and costs from litigation could adversely affect our business.”

Response:	The Company does not believe that it has been materially impacted by any of the identified risks. However, each of the indicated risks is a significant factor relevant to the Company’s business. The Company has revised the Registration Statement to more fully describe these potential risks and to indicate their current relevancy. Please see page 17 of the Registration Statement.

Shares Entitled to Vote, Quorum and Vote Required, page 13

Comment 14:	Please explain the meaning of a broker non-vote.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment by deleting the reference to “broker non-votes” on page 20 as the Company does not believe such reference is helpful to a reader of the disclosure.

Solicitation of Proxies; Expenses, page 14

Comment 15:	We note that you may employ various methods of soliciting proxies. Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer supplementally to confirm your understanding.

Response:	The Company and SBR each confirm and acknowledge the Staff’s comment. Please be advised that, at this time, neither the Company nor SBR intends to solicit proxies other than through use of the proxy statement.

Interests of Certain Persons in the Merger, page 15

Comment 16:	Please quantify the amounts to be paid to executive officers as a result of the transaction.

Securities and Exchange Commission

Attention: Ms. Pamela A. Long, Assistant Director

March 29, 2006

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 22, 24 and 47 of the Registration Statement.

Related Merger Agreements, page 15

Comment 17:	Please identify the person who exercises voting and investment control of the shares owned by SB Ross and Tres.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 22 of the Registration Statement.

Woodcraft Disposition, page 16

Comment 18:	Please disclose the basis for the board of directors’ determination that the price to be paid for the Woodcraft entities represents fair market value.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 23 of the Registration Statement.

Background of the Merger, page 19

Comment 19:	Please disclose whether SBR considered any other strategic transactions and/or business combinations with any other company. If so, disclose what these were and why they were disregarded.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 27 of the Registration Statement.

Comment 20:	Please disclose whether Fortune Brands or SBR, Inc. initiated contact regarding a proposed transaction.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 27 of the Registration Statement.

Comment 21:	We note that Chief Executive Officers of Fortune Brands and SBR became acquainted over the past five years due to their positions in the U.S. home products business. Please describe your past business relationship in greater detail. Please refer to Item 6 of Form S-4.

Response:	Please note that the Company and SBR have not had any business relationships (including any relationship required to be disclosed under Item 6 of Form S-4) prior to the execution of the merger agreement or through the date hereof.

Comment 22:	This section should include information about the negotiation of the principal terms of the agreement, including transaction structure and price. Please disclose the proposed valuation discussed at the December 2005 meeting between members of the two companies’ management teams and subsequent negotiations related to the price to be paid.

Securities and Exchange Commission

Attention: Ms. Pamela A. Long, Assistant Director

March 29, 2006

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 27 through 29 of the Registration Statement.

Comment 23:	With respect to each of the factors listed for recommending the merger by both Fortune and SBR, please provide a reasonably detailed discussion and clearly elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor.

Response:	Neither Fortune Brands’ nor SBR’s board discussed or assigned a value to specific reasons for the merger, nor did the boards draw conclusions as to the strength of each reason. Neither board, while questioning their respective management’s presentations, asked for or received a detailed justification in support of each specified factor. Notwithstanding the foregoing, the Company has revised the Registration Statement in response to the Staff’s comment as set forth on pages 28 and 29 of the Registration Statement.

Comment 24:	Please disclose whether there were any negative factors considered by the boards of Fortune and SBR. For instance, please disclose whether the fact that any portion of the merger consideration paid in cash would be taxable to holders was considered as a risk of the transaction.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 28 and 29 of the Registration Statement. Please note, however, that the Board of Directors of SBR did not, during its course of deliberation and review, believe any negative factors existed with respect to the contemplated merger.

SBR’s Reasons for the Merger, Recommendation of Board of Directors, page 19

Comment 25:	We note that the SBR board concluded that combining with Fortune Brands will create a stronger and more focused company that will provide significant benefits to SBR’s shareholders, employees and customers alike. Please elaborate on this strategic rationale and the economic and operational benefits of the merger.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 28 and 29 of the Registration Statement.

Regulatory Clearances and Approvals, page 21

Comment 26:	Please update the status of the regulatory approvals sought or to be sought from the anti-trust authorities.

Securities and Exchange Commission

Attention: Ms. Pamela A. Long, Assistant Director

March 29, 2006

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 30 of the Registration Statement.

The Merger Agreement, page 22

Comment 27:	Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Response:	The Company has filed as Exhibit 99.5 to the Registration Statement the requested agreement, which includes a list of all omitted schedules or similar supplements and a description of the contents of each.

Comment 28:	We note your statement that the representation and warranties were made to and solely for the benefit of the parties and that SBR stockholders should not rely on the representations and warranties as characterizations of the actual state of facts. Please revise the disclosure to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 31 of the Registration Statement.

Comment 29:	We note the statement that “information concerning the subject matter of the representations and warranties may change after the date of the merger agreement.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contract provisions are required to make the statements included in the proxy statement/prospectus not misleading.

Response:	The Company acknowledges the Staff’s foregoing comments.

Merger Consideration, page 23

Comment 30:	We note the statement on page 20 that the merger consideration resulted from negotiations which “considered the historical earnings and dividends of Fortune Brands and SBR; the potential growth in SBR’s market and earnings, both as an independent entity and as a part of a larger organization such as Fortune Brands, SBR’s asset quality; and the effect of the merger on the shareholders, employees and customers of SBR.” Please clarify who determined the amount of consideration to be paid and how that amount was determined. For instance, state whether a specific amount was purposed by one of the parties to the transaction and elaborate on the factors listed above.

Securities and Exchange Commission

Attention: Ms. Pamela A. Long, Assistant Director

March 29, 2006

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 29 of the Registration Statement.

Conditions to the Consummation of Merger, page 32

Comment 31:	Briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit shareholders’ votes.

Response:	At this time, the Company and SBR are unable to determine the facts or circumstances under which conditions to the merger would be waived or under which shareholder votes would be re-solicited. Any such decision or course of action would be based on the specific facts, circumstances and events relating to such condition or shareholder solicitation. The Company and SBR respectfully believe that it may be misleading to a reader to speculate with respect to such issues.

Comparison of Stockholder Rights, page 45

Comment 32:	We note that the information you provide in this section is qualified in its entirety. Because you are responsible for the accuracy of the information in the filing, and because Rule 411(a) permits qualification of information in the prospectus by reference to information outside of the prospectus only in limited circumstances, this qualification is inappropriate. Please remove it.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 55 of the Registration Statement.

Stock Purchase Plan, page 61

Comment 33:	Please quantify the amount of stock and the purchase price of stock that was sold under the stock purchase plan in 2005.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 70 of the Registration Statement.

Securities and Exchange Commission

Attention: Ms. Pamela A. Long, Assistant Director

March 29, 2006

In addition, please note that we filed the required Exhibits and updated certain financial results to reflect the filing of the Company’s 10-K for the year ending December 31, 2005.

If you have any questions regarding the above or enclosed Registration Statement, kindly contact the undersigned at 312-558-7342 or Eric L. Jacobson of this firm at 312-558-6063.

Sincerely yours,

/s/ Gregory J. Bynan Gregory J. Bynan

cc:	Mark A. Roche
William E. Hamb